Exhibit 99.1

WEST FRASER COMPLETES ACQUISITION OF NORBORD

VANCOUVER, BC and TORONTO, ON — February 1, 2021 — West Fraser Timber Co. Ltd. (“West Fraser”) (TSX and NYSE: WFG) and Norbord Inc. (“Norbord”) today jointly announce that they have completed the previously announced transaction (the “Transaction”) whereby West Fraser has acquired all of the issued and outstanding common shares of Norbord (the “Norbord Shares”). Under the terms of the Transaction, holders of Norbord Shares received 0.675 of a common share of West Fraser (the “West Fraser Shares”) for each Norbord Share held.

“Today marks a new era for all West Fraser employees and shareholders with the completion of the Norbord transaction. The combination of two top -calibre employee teams manufacturing sustainable products that are essential for a low-carbon economy positions West Fraser well going forward,” said Raymond Ferris, President and Chief Executive Officer of West Fraser.

Management and Board Changes

Raymond Ferris will continue as the President and Chief Executive Officer and Chris Virostek will continue as the Vice-President, Finance and Chief Financial Officer. Peter Wijnbergen, the President and Chief Executive Officer of Norbord, has been appointed President, Engineered Wood and Sean McLaren, Vice-President, U.S. Lumber, has been appointed President, Solid Wood. Marian Lawson and Colleen McMorrow, directors of Norbord, have also been appointed to West Fraser’s Board of Directors.

Listing of West Fraser Shares on NYSE and Delisting of Norbord Shares

As previously announced, West Fraser has received the approval of the New York Stock Exchange (“NYSE”) to list the West Fraser Shares on the NYSE. The West Fraser Shares will commence trading today on the NYSE under the stock symbol “WFG”. Concurrent with the commencement of trading on the NYSE, West Fraser’s stock symbol on the Toronto Stock Exchange (“TSX”) will be changed to “WFG”.

The Norbord Shares will be delisted from the NYSE prior to commencement of trading today, with delisting from the TSX expected to follow at the close of markets on February 2, 2021.

Information for Norbord Shareholders

Registered holders of Norbord Shares are reminded that they must properly complete, sign and return the letter of transmittal to AST Trust Company (Canada), as depositary, in order to receive the West Fraser Shares they are entitled to in connection with the Transaction. Holders of Norbord Shares (“Norbord Shareholders”) who hold their shares through a broker, investment dealer or other intermediary should carefully follow the instructions provided by such broker, investment dealer or other intermediary in order to receive the West Fraser Shares they are entitled to in connection with the Transaction.

Norbord Shareholders who have questions or require assistance with submitting their Norbord Shares may direct their questions to AST Trust Company (Canada), by telephone at (416) 682-3860 or (toll free in North America) at 1 (800) 387-0825, or by email at inquiries@astfinancial.com.

FOR MORE INFORMATION

West Fraser investors:

Chris Virostek, Vice-President, Finance and Chief Financial Officer

(604) 895-2700

West Fraser media:

Tara Knight, Communications

(604) 895-2773

Norbord investors:

Robert B. Winslow, CFA, Vice President, Investor Relations & Corporate Development

(416) 777-4426

investors@norbord.com

Norbord media:

Heather Colpitts, Director, Corporate Affairs

(416) 643-8838

investors@norbord.com

WEST FRASER PROFILE

West Fraser is a diversified wood products company producing lumber, LVL, MDF, plywood, pulp, newsprint, wood chips, other residuals, and energy with facilities in western Canada and the southern United States. West Fraser Shares currently trade on the TSX and NYSE under the symbol: “WFG”.

NORBORD PROFILE

Following completion of the Transaction, Norbord became a wholly-owned subsidiary of West Fraser. Norbord is a leading global manufacturer of wood-based panels and the world’s largest producer of oriented strand board (OSB). In addition to OSB, Norbord manufactures particleboard, medium density fibreboard and related value-added products. Norbord has assets of approximately $2.1 billion and employs approximately 2,400 people at 17 plant locations (15 operating) in the United States, Canada and Europe.

NOTE REGARDING FORWARD-LOOKING STATEMENTS AND INFORMATION

Certain of the statements and information in this news release constitute “forward-looking information” within the meaning of applicable Canadian securities laws. All statements, other than statements of historical fact, are forward-looking statements or information. Forward-looking statements or information in this news release relate to, among other things:

•	listing and trading of the West Fraser Shares on the NYSE;

•	delisting of the Norbord Shares from the NYSE and TSX; and

•	expected date of change of the West Fraser stock symbol on the TSX.

These forward-looking statements and information reflect West Fraser’s and Norbord’s current views with respect to future events and are necessarily based upon a number of assumptions that, while considered reasonable by West Fraser and Norbord, are inherently subject to significant operational, business, economic and regulatory uncertainties and contingencies. West Fraser and Norbord caution readers that forward-looking statements and information involve known and unknown risks, uncertainties and other factors that may cause actual results and developments to differ materially from those expressed or implied by such forward-looking statements or information contained in this news release and West Fraser and Norbord have made assumptions and estimates based on or related to many of these factors. Among the key factors that could cause actual results to differ materially from those projected in the forward-looking statements and information are the following:

•	the ability of West Fraser to satisfy all conditions relating to the listing and trading of the West Fraser Shares on the NYSE;

•	the ability of West Fraser and Norbord to effect the delisting of the Norbord Shares from the NYSE and TSX; and

•	the ability of West Fraser to effect the change in West Fraser’s stock symbol on the TSX.

Certain of these factors are identified under the captions “Risk Factors Relating to the Arrangement and West Fraser” in the management information circular of West Fraser, dated December 15, 2020 and sent to holders of West Fraser Shares in connection with the Transaction and “Risks Relating to the Arrangement and the Combined Company” in the management proxy circular of Norbord, dated December 15, 2020 and sent to Norbord Shareholders in connection with the Transaction. Although West Fraser and Norbord have attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated, described or intended. Investors are cautioned against undue reliance on forward-looking statements or information. Forward-looking statements and information are designed to help readers understand management’s current views of the company’s near and longer term prospects and may not be appropriate for other purposes. West Fraser and Norbord do not intend, nor do they assume any obligation, to update or revise forward-looking statements or information, whether as a result of new information, changes in assumptions, future events or otherwise, except to the extent required by applicable law.

U.S. Securities Matters

None of the securities to be issued in connection with the Transaction have been or will be registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”), or any state securities laws. The West Fraser Shares issued in connection with the Transaction have been issued in reliance upon available exemptions from such registration requirements pursuant to Section 3(a)(10) of the U.S. Securities Act and applicable exemptions under state securities laws. This news release does not constitute an offer to sell or the solicitation of an offer to buy any securities.